UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Caesarstone Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.04 Per Share

 (Title of Class of Securities)

M20598104

(CUSIP Number)

Ms. Tom Pardo Izhaki Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. Kibbutz Sdot-Yam, MP Menashe 3780400, Israel Tel: +972-4-6109250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M20598104	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☒*
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
N/A

	8	SHARED VOTING POWER
14,029,494

	9	SOLE DISPOSITIVE POWER
10,440,000

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,029,494

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.65%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO***

* The Reporting Person (as defined in the Schedule 13D) may be deemed a member of a group for purposes of this Schedule 13D. The other member of the group is Tene (as defined in the Schedule 13D). The Reporting Person is filing this report on Schedule 13D separately from Tene.

** The calculations are based on a total of 34,511,391 Ordinary Shares outstanding on March 10, 2023, as reported by Caesarstone Ltd. in its Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on March 15, 2023.

*** The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

The undersigned, Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam” or the “Reporting Person”), hereby files this Amendment No. 4 to Schedule 13D (the “Amendment”), which amends the Schedule 13D filed by the Reporting Person on September 14, 2016, the Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 27, 2016, the Amendment No. 2 to Schedule 13D filed by the Reporting Person on February 21, 2018, and the Amendment No. 3 to Schedule 13D filed by the Reporting Person on October 28, 2019, with respect to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli company (“Caesarstone”). The Amendment amends and restates Items 4, 5, 6 and 7 of the Schedule 13D.

Item 4.	Purpose of Transaction

On September 18, 2023, Mifalei Sdot-Yam entered into an Agreement (the “Shareholders Agreement”) with Tene Investment in Projects 2016, L.P., Tene Growth Capital III PFF, L.P., and Tene Growth Capital III PFF (Parallel), L.P. (collectively, “Tene”, and together with Mifalei Sdot-Yam, the “Parties”), which addresses certain matters relating to the power to vote and dispose of the 10,440,000 Ordinary Shares held by Mifalei Sdot-Yam and the 3,589,494 Ordinary Shares held by Tene (as detailed below).

Term. The Shareholders Agreement became effective upon signing on September 18, 2023, and will remain in effect until September 1, 2026. The Shareholders Agreement replaces in its entirety an existing agreement between the Parties, dated September 5, 2016 (as amended February 20, 2018 and May 13, 2018, the “Term Sheet”), which terminated upon the signing of the Shareholders Agreement.

Cooperation. The Parties agree to conduct regular meetings to consult and review, in their capacity as Caesarstone shareholders, Caesarstone’s affairs, performance and future plans, subject to confidentiality obligations and applicable law requirements.

Voting at General Meetings. Prior to a general meeting of shareholders, the Parties shall consult with each other on the matters of the meeting agenda in order to agree on the manner of vote on each agenda item. In the event the Parties are unable to agree on any item, then Mifalei Sdot-Yam shall decide on the manner of voting and the Parties shall vote their respective shares at the general meeting in accordance with Mifalei Sdot-Yam’s voting instructions; provided, however, that so long as Tene holds more than 3% of the issued and outstanding share capital of Caesarstone, then Tene shall have the right to obligate Mifalei Sdot-Yam to vote against an agenda proposal if it relates to one of the following matters:

-	an amendment to the Articles of Association;

-	the issuance or offering of shares or other Caesarstone securities;

-	a combination, split, distribution, cancellation, decrease or increase of Caesarstone’s share capital;

-	the sale of all or a substantial portion of Caesarstone’s shares or assets; and

-	a merger or transaction resulting in (i) Caesarstone going private or (ii) the Parties no longer being Caesarstone’s largest shareholders.

In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of Caesarstone’s Chief Executive Officer.

Caesarstone’s Board of Directors. The Parties shall use their best efforts as shareholders to ensure that, during the term of the Shareholders Agreement, Caesarstone’s Board of Directors (the “Board”) shall include not more than nine directors, consisting of (i) four directors nominated by the Parties (three by Mifalei Sdot-Yam and one by Tene), (ii) two external directors and (iii) three independent directors; provided, however, that the Parties agreed that in the first general meeting in which director elections are voted upon (the “First General Meeting”), the Parties shall vote to elect the director nominees already recommended by the Board’s Nominating Committee.

Page 3 of 7 Pages

The Parties shall also use their best efforts to enable each of Mifalei Sdot-Yam and Tene to appoint an observer to the Board.

Tene agrees that upon the signing of the Shareholders Agreement, one of the incumbent directors it nominated shall be replaced by a Mifalei Sdot-Yam nominee to be agreed between the Parties, to serve as an alternate director in accordance with applicable law and Caesarstone’s Articles of Association (an “Alternate Director”), until the First General Meeting.

In the event Tene holds less than 3% of the issued and outstanding share capital of Caesarstone, then the director nominated by Tene shall be replaced by an Alternate Director nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the Parties at the time the Shareholders Agreement was signed (the “List”) for a period ending on the earlier of (i) 60 days (after which time the director may resign), and (ii) the date of a general meeting for the election of directors, and thereafter Tene shall vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

In addition, at the end of the term of the Shareholders Agreement, the director nominated by Tene shall be replaced by an Alternate Director nominated by Mifalei Sdot-Yam from the List for a period ending on the earlier of (i) 60 days (after which time the director may resign), and (ii) the date of a general meeting for the election of directors.

Chairperson of the Board. The Parties agree that Dr. Ariel Halperin shall continue to serve as the Chairperson of the Board until June 30, 2024, at which time the parties shall, in their capacity as shareholders, act to appoint Mr. David Reis (who is nominated by the Board’s Nominating Committee to be elected at the upcoming First General Meeting as an independent director), as the new Chairperson. Tene agrees to support Mr. Reis’s continued role as Chairperson so long as Mifalei Sdot-Yam is in favor of such appointment, and to support Mifalei Sdot-Yam in replacing Mr. Reis if so determined by Mifalei Sdot-Yam.

In the event Mr. Reis’s appointment does not become effective, or Mifalei Sdot-Yam is interested in replacing Mr. Reis, or Mr. Reis does not continue as Chairperson throughout the term for any reason, the Parties shall, in their capacity as shareholders, act to appoint as a chairperson, a nominee suggested by Mifalei Sdot-Yam and agreed by the Parties, and in the event the Parties are unable to agree, a nominee suggested by Mifalei Sdot-Yam from the List.

External Directors/Independent Directors. In the event that Mifalei Sdot-Yam elects to replace one of the independent directors and/or the term of office of one of the independent directors or external director ends, the Parties shall, in their capacity as shareholders, act to appoint as an external director and/or independent director, a nominee suggested by Mifalei Sdot-Yam and agreed by the Parties, and in the event the Parties are unable to agree, a nominee suggested by Mifalei Sdot-Yam from the List.

Board Committees. Subject to applicable law requirements, the Parties shall use their best efforts to enable that one director nominated by Mifalei Sdot-Yam shall serve on each Board committee, and to the extent possible also one director nominated by Tene.

Sale of Shares by the Parties. Tene shall notify Mifalei Sdot-Yam at least three months prior to any transfer or sale by Tene of shares, including the number of shares it proposes to transfer or sell.

Any transfer or sale of shares by Tene shall be subject to a right of first offer in favor of Mifalei Sdot-Yam, subject to the terms of the Shareholders Agreement. In addition, in the event Tene acts to sell shares by distribution on a stock exchange, then Tene shall use its best efforts to enable Mifalei Sdot-Yam to participate as a purchaser in such distribution, and to purchase such amount as elected by Mifalei Sdot-Yam.

Any transfer or sale of shares by Mifalei Sdot-Yam shall be subject to Tene’s tag-along right based on the Parties’ pro-rata holdings (except if the sale would result in the Parties holding less than 25% of the issued and outstanding shares, in which case Tene may sell the lesser of (i) all its shares and (ii) such amount of shares included in the sale), all subject to the terms of the Shareholders Agreement.
Page 4 of 7 Pages

Notwithstanding anything to the contrary above, each Party shall be entitled to sell on Nasdaq pursuant to Rule 144 or otherwise up to 1,000,000 Ordinary Shares during the term of the Shareholders Agreement without being subject to Mifalei Sdot-Yam’s right of first offer or Tene’s tag-along right, as applicable.

Termination of Certain Rights. In the event Tene sells during the term of the Shareholders Agreement more than 3% of the issued and outstanding share capital of Caesarstone, without providing Mifalei Sdot-Yam its right of first offer, then without derogating from rights of Mifalei Sdot-Yam resulting from such breach, effective from such date:

-	Tene’s tag along right shall terminate;

-
all rights of Tene to require the Parties to vote in a certain manner at a general meeting shall terminate, with the exception of Mifalei Sdot-Yam’s obligation to vote against an agenda proposal for a going-private transaction (if so instructed by Tene); and

-
Tene shall be obligated to agree and vote for the election of any nominee of Mifalei Sdot-Yam for a position of director, Chairperson of the Board, including any external director or independent director.

In such event, Mifalei Sdot-Yam shall also have the right to enter into a voting and/or shareholders agreement with a third party, and terminate the Shareholders Agreement; provided that (i) if the third party purchases Ordinary Shares from Mifalei Sdot-Yam or from the public, then Tene shall have a put option to cause Mifalei Sdot-Yam or the third party to purchase all its shares on the same terms, and such put option shall be reflected in Mifalei Sdot-Yam’s agreement with the third party with Tene identified as a third party beneficiary; and (ii) if the third party receives an issuance of shares from Caesarstone and such issuance to the third party is presented to a vote at the general meeting, Mifalei Sdot-Yam shall only be entitled to vote in favor of such transaction if it is supported by Tene and/or Tene has been granted a put option to sell all its shares to Mifalei Sdot-Yam and/or the third party on the same terms as the share issuance to the third party.

Registration Rights. The Parties shall use their best efforts to cause Caesarstone to sign a new registration rights agreement with the Parties reflecting similar terms to those included in the previous registration rights agreement, dated July 21, 2011, as amended September 19, 2017.

The Call Option. The call option granted by Mifalei Sdot-Yam to Tene pursuant to the Term Sheet was not extended by the Shareholders Agreement and expired pursuant to its terms on September 9, 2023.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement included as Exhibit 1 hereto and is incorporated herein by reference. The information set forth in Items 5 and 6 is incorporated herein by reference.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    The calculations included herein are based on a total of 34,511,391 Ordinary Shares outstanding on March 10, 2023, as reported by Caesarstone in its Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on March 15, 2023.

As of September 18, 2023, Mifalei Sdot-Yam directly beneficially owns 10,440,000 Ordinary Shares, representing approximately 30.25% of the Ordinary Shares, and has the sole power to dispose of such 10,440,000 Ordinary Shares.

Page 5 of 7 Pages

As of September 18, 2023, Mifalei Sdot-Yam shares the power to vote (i) the 10,440,000 Ordinary Shares it directly beneficially owned, and (ii) the 3,589,494 Ordinary Shares directly beneficially owned by Tene (subject to the terms of the Shareholders Agreement), representing in the aggregate, approximately 40.65% of the Ordinary Shares,.

(c)          No transactions in the Ordinary Shares have been effected by the Reporting Person during the past 60 days.

(d)          None.

(e)          N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4, 5 and 7 is incorporated herein by reference.

As of September 18, 2023, Ms. Tom Pardo Izhaki, the Chief Financial Officer of Mifalei Sdot-Yam, and Mr. Shai Bober, the former Business Manager of Mifalei Sdot-Yam, serve as directors of Caesarstone.

Item 7.	Material to be Filed as Exhibits

Exhibit 1
Agreement, dated as of September 18, 2023, by and among Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., Tene Investment in Projects 2016, L.P., Tene Growth Capital III PFF, L.P., and Tene Growth Capital III PFF (Parallel), L.P. (translation from Hebrew)

Page 6 of 7 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2023

Mifalei Sdot-Yam Agricultural Cooperative Society Ltd.

By:	/S/ Tom Pardo Izhaki
Tom Pardo Izhaki, CFO

By:	/S/ Aviv Ben Horin
Aviv Ben Horin, Business Manager

Page 7 of 7 Pages